Exhibit 99.1

Jianpu Technology Inc. Reports First Six Months 2021 Unaudited Financial Results

Beijing, December 28, 2021 /PRNewswire/ -- Jianpu Technology Inc. (“Jianpu,” or the “Company”) (NYSE: JT), a leading independent open platform for discovery and recommendation of financial products in China, today announced its unaudited financial results for the first six months ended June 30, 2021.

First six months 2021 Operational and Financial Highlights:

•	The credit card volume for recommendation services, was approximately 1.6 million in the first six months of 2021 remaining stable compared with the same period of 2020. The revenue from credit cards recommendation services in the first six months of 2021 was RMB179.8 million (US$27.8 million), compared with RMB170.8 million in the same period of 2020.

•	The number of domestic loan applications was approximately 5.2 million in the first six months of 2021, representing an increase of approximately 58.7% from the same period of 2020. The average fee per domestic loan application decreased to RMB13.0 (US$2.0) in the first six months of 2021 from RMB14.1 in the first six months of 2020. As a result, the revenue from loan recommendation service was RMB75.1 million (US$11.6 million), a 60.8% increase from the same period of 2020.

•	Total revenues for the first six months of 2021 increased by 13.7% to RMB343.5 million (US$53.2 million) from RMB302.1 million in the same period of 2020. The increase was mainly attributable to the recovery of loan recommendation service and, to a lesser extent, the growth of insurance brokerage business, which was part of advertising, marketing services and other services, in the first six months of 2021.

•	Net loss was RMB95.8 million (US$14.8 million) in the first six months of 2021, compared with RMB125.2 million in the first six months of 2020. Net loss margin was 27.9% in the first six months of 2021, compared with 41.4% in the same period of 2020.

•	Non-GAAP adjusted net loss[1] was RMB90.0 million (US$13.9 million) in the first six months of 2021, compared with Non-GAAP adjusted net loss of RMB118.3 million in the first six months of 2020. Non-GAAP adjusted net loss margin[1] was 26.2% in the first six months of 2021, improving from 39.2% in the same period of 2020.

First six months 2021 Financial Results

Total revenues for the first six months of 2021 increased by 13.7% to RMB343.5 million (US$53.2 million) from RMB302.1 million in the same period of 2020.

[1]	Non-GAAP adjusted net loss represents net loss before share-based compensation expenses. There is no income tax impact of the non-GAAP adjustment of share-based compensation expenses. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release for more details about non-GAAP adjusted net loss. Non-GAAP adjusted net loss margin equals non- GAAP adjusted net loss divided by total revenues.

Total revenues from recommendation services increased by 17.2% to RMB254.9 million (US$39.5 million) in the first six months of 2021 from RMB217.5 million in the same period of 2020.

Revenues from recommendation services for credit cards increased by 5.3% to RMB179.8 million (US$27.8 million) in the first six months of 2021 from RMB170.8 million in the same period of 2020. Credit card volume for recommendation services in the first six months of 2021 and 2020 were approximately 1.6 million and 1.6 million, respectively. The average fee per credit card for recommendation services increased to RMB109.6 (US$17.0) in the first six months of 2021 from RMB106.8 in the same period of 2020.

Revenues from recommendation services for loans increased by 60.8% to RMB75.1 million (US$11.6 million) in the first six months of 2021 from RMB46.7 million in the same period of 2020, primarily due to the increase in number of loan applications on our platform. The number of domestic loan applications on the Company’s platform was approximately 5.2 million in the first six months of 2021, representing an increase of approximately 58.7% from the same period of 2020. The average fee per domestic loan application decreased to RMB13.0 (US$2.0) in the first six months of 2021 from RMB14.1 in the first six months of 2020.

Revenue from big data and system-based risk management services decreased slightly to RMB63.1 million (US$9.8 million) in the first six months of 2021 from RMB69.2 million in the same period of 2020, primarily due to the decrease of revenue in big data services.

Revenues from advertising and marketing services and other services increased by 64.5% to RMB25.5 million (US$4.0 million) in the first six months of 2021 from RMB15.5 million in the same period of 2020, primarily due to the growth of insurance brokerage services.

Cost of revenues increased by 65.7% to RMB92.8 million (US$14.4 million) in the first six months of 2021 from RMB56.0 million in the same period of 2020. The increase was primarily attributable to the increase in direct costs relating to credit card business and insurance brokerage services.

Gross profit increased by 1.9% to RMB250.7 million (US$38.8 million) in the first six months of 2021 from RMB246.1 million in the same period of 2020. The increase was primarily attributable to the increase of our total revenues.

Sales and marketing expenses increased by 6.9% to RMB252.0 million (US$39.0 million) in the first six months of 2021 from RMB235.7 million in the same period of 2020. The increase was primarily due to the increase in traffic acquisition costs and payroll expenses.

Research and development expenses decreased by 7.3% to RMB70.1 million (US$10.9 million) in the first six months of 2021 from RMB75.6 million in the same period of 2020, primarily due to continued cost optimization measures, and partially offset by upfront investment in R&D efforts for new businesses.

General and administrative expenses was RMB65.3 million (US$10.1 million) in the first six months of 2021, which remained relatively stable compared with RMB64.1 million in the same period of 2020.

Others, net increased by 800.0% to RMB42.3 million (US$6.6 million) in the first six months of 2021 from RMB4.7 million in the same period of 2020. The increase was primarily from the realized investment gain of RMB40.1 million from the investment in Conflux Global, a decentralized applications blockchain solution provider.

Net loss was RMB95.8 million (US$14.8 million) in the first six months of 2021 compared with RMB125.2 million in the same period of 2020. Net loss margin was 27.9% in the first six months of 2021 compared with 41.4% in the same period of 2020.

Non-GAAP adjusted net loss, which excluded share-based compensation expenses from net loss, was RMB90.0 million (US$13.9 million) in the first six months of 2021, compared with RMB118.3 million in the same period of 2020.

Non-GAAP adjusted EBITDA2, which excluded share-based compensation expenses, depreciation and amortization, interest income and expenses, and income tax benefits from net loss, for the first six months of 2021 was a loss of RMB84.6 million (US$13.1 million), compared with a loss of RMB108.5 million in the same period of 2020.

As of June 30, 2021, the Company had cash and cash equivalents, restricted cash and time deposits and short-term investment of RMB868.3 million (US$134.5 million), and working capital of approximately RMB521.7 million (US$80.8 million). Compared to as of December 31, 2020, cash and cash equivalents, restricted cash, time deposits and investment and short-term investment decreased by RMB127.7 million (US$19.8 million), which was attributable to net cash used in operating activities.

About Jianpu Technology Inc.

Jianpu Technology Inc. is a leading independent open platform for discovery and recommendation of financial products in China. The company connects users with financial service providers in a convenient, efficient, and secure way. By leveraging its proprietary technology, Jianpu provides users with customized search results and recommendations tailored to each user's particular financial needs and profile. The Company also enables financial service providers with sales and marketing solutions to reach and serve their target customers more effectively through integrated channels and enhance their competitiveness by providing them with tailored data, risk management services and solutions. The Company is committed to maintaining an independent open platform, which allows it to serve the needs of users and financial service providers impartially. For more information, please visit http://ir.jianpu.ai.

2	Non-GAAP adjusted EBITDA represents EBITDA before share-based compensation expenses and impairment loss. EBITDA represents net (loss)/income before interest, tax, depreciation and amortization. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” for more details.

Use of Non-GAAP Financial Measures

The Company uses adjusted EBITDA and adjusted net (loss)/income, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

The Company believes that adjusted EBITDA and adjusted net (loss)/income help identify underlying trends in our business that could otherwise be distorted by the effect of the expenses and gains that the Company include in (loss)/income from operations and net (loss)/income. The Company believes that adjusted EBITDA and adjusted net (loss)/income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net (loss)/income should not be considered in isolation or construed as alternatives to net (loss)/income or any other measure of performance or as indicators of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net (loss)/income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Adjusted EBITDA represents EBITDA before share-based compensation expenses. EBITDA represents net (loss)/income before interest, tax, depreciation and amortization.

Adjusted net (loss)/income represents net (loss)/income before share-based compensation expenses.

For more information on this non-GAAP financial measure, please see the table captioned "Unaudited Reconciliations of GAAP and non-GAAP results" set forth at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the Company’s expectations regarding demand for, and market acceptance of, its solutions and services; the Company’s expectations regarding keeping and strengthening its relationships with users, financial service providers and other parties it collaborates with; trends, competition and regulatory policies relating to the industries the Company operates in; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Jianpu Technology Inc.

(IR)Oscar Chen, E-mail: IR@rong360.com

(PR)Amanda Hu, E-mail: Media@rong360.com

Tel: +86 (10) 6242-7068

Jianpu Technology Inc.

Unaudited Condensed Consolidated Balance Sheets

(In thousands,	As of December 31,	As of June 30,
except for number of shares and per	2020	2021	2021
share data)	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	549,979	545,348	84,464
Restricted cash, time deposits and investment	391,425	238,938	37,007
Short-term investment	20,000	48,300	7,481
Accounts receivable, net (including amounts billed through related party of nil and RMB2,811 as of December 31,2020 and June 30, 2021, respectively)	240,124	289,107	44,777
Amount due from related parties	872	788	122
Prepayments and other current assets	66,295	70,822	10,969
Total current assets	1,268,695	1,193,303	184,820
Non-current assets:
Property and equipment, net	18,114	14,434	2,236
Intangible assets, net	25,172	24,209	3,749
Goodwill	10,236	10,236	1,585
Restricted cash and time deposits	34,581	35,670	5,525
Other non-current assets	46,936	42,457	6,576
Total non-current assets	135,039	127,006	19,671
Total assets	1,403,734	1,320,309	204,491

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	158,477	165,689	25,662
Accounts payable	185,904	193,769	30,011
Advances from customers	54,275	51,988	8,052
Tax payable	24,059	14,322	2,218
Amount due to related parties	9,495	105,416	16,327
Accrued expenses and other current liabilities	220,866	140,409	21,747
Total current liabilities	653,076	671,593	104,017
Non-current liabilities:
Deferred tax liabilities	5,146	4,843	750
Other non-current liabilities	19,874	15,803	2,450
Total non-current liabilities	25,020	20,646	3,200
Total liabilities	678,096	692,239	107,217
Mezzanine equity:
Redeemable noncontrolling interest	1,455	1,012	157
Shareholders’ equity:
Ordinary shares	286	286	44
Treasury stock, at cost	(88,855)	(88,130)	(13,650)
Additional paid-in capital	1,885,951	1,891,063	292,888
Accumulated losses	(1,099,934)	(1,193,940)	(184,918)
Statutory reserves	1,900	1,900	294
Accumulated other comprehensive income	1,002	(6,644)	(1,029)
Total Jianpu’s shareholders’ equity	700,350	604,535	93,629
Noncontrolling interests	23,833	22,523	3,488
Total shareholders’ equity	724,183	627,058	97,117
Total liabilities, mezzanine equity and shareholders’ equity	1,403,734	1,320,309	204,491

Jianpu Technology Inc.

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss

(In thousands,	For the Six Months Ended June 30,
except for number of shares and per	2020	2021	2021
share data)	RMB	RMB	US$
Revenues:
Recommendation services:
Loans(a)	46,668	75,094	11,631
Credit cards	170,813	179,804	27,848
Total recommendation services	217,481	254,898	39,479
Big data and system-based risk management services(b)	69,160	63,106	9,774
Advertising, marketing and other services	15,503	25,541	3,956
Total revenues	302,144	343,545	53,209
Cost of revenues(c)	(56,046)	(92,848)	(14,380)
Gross profit	246,098	250,697	38,829
Operating expenses:
Sales and marketing(d)	(235,659)	(251,991)	(39,029)
Research and development	(75,565)	(70,060)	(10,851)
General and administrative	(64,126)	(65,333)	(10,119)
Loss from operations	(129,252)	(136,687)	(21,170)
Net interest expenses	(852)	(1,771)	(274)
Others, net	4,681	42,323	6,555
Loss before income tax	(125,423)	(96,135)	(14,889)
Income tax benefits	202	295	46
Net loss	(125,221)	(95,840)	(14,843)
Less: net loss attributable to noncontrolling interests	(2,597)	(1,834)	(284)
Net loss attributable to Jianpu’s shareholders	(122,624)	(94,006)	(14,559)
Other comprehensive income/(loss), net
Foreign currency translation adjustments	11,647	(7,565)	(1,172)
Total other comprehensive income/(loss)	11,647	(7,565)	(1,172)
Total comprehensive loss	(113,574)	(103,405)	(16,015)
Less: total comprehensive loss attributable to noncontrolling interests	(2,673)	(1,753)	(271)
Total comprehensive loss attributable to Jianpu’s shareholders	(110,901)	(101,652)	(15,744)
Net loss per share attributable to Jianpu’s shareholders
Basic	(0.29)	(0.22)	(0.03)
Diluted	(0.29)	(0.22)	(0.03)
Net loss per ADS attributable to Jianpu’s shareholders
Basic	(5.80)	(4.44)	(0.69)
Diluted	(5.80)	(4.44)	(0.69)
Weighted average number of shares
Basic	422,860,303	423,645,337	423,645,337
Diluted	422,860,303	423,645,337	423,645,337

[a] Including revenues from related party of RMB580 and RMB270 for the six months ended June 30, 2020 and 2021, respectively.

[b] Including revenues from related party of RMB1,716 and RMB2,443 for the six months ended June 30, 2020 and 2021, respectively. [c] Including cost of revenues from related party of RMB2,371 and RMB372 for the six months ended June 30, 2020 and 2021, respectively.

[d] Including expenses from related party of nil and RMB13 for the six months ended June 30, 2020 and 2021, respectively.

Jianpu Technology Inc.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(In thousands,	For the Six Months Ended June 30,
except for number of shares and per	2020	2021	2021
share data)	RMB	RMB	US$
Net loss	(125,221)	(95,840)	(14,843)
Add: Share-based compensation expenses	6,910	5,834	903
Non-GAAP adjusted net loss	(118,311)	(90,006)	(13,940)
Add: Depreciation and amortization	10,488	6,841	1,060
Net interest expenses	(852)	(1,771)	(274)
Income tax benefits	202	295	46
Non-GAAP adjusted EBITDA	(108,473)	(84,641)	(13,108)